SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. Group results First quarter 2016	Top of page 1

FOR IMMEDIATE RELEASE London 26 April 2016

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Profit (loss) for the period(a)	(583)	(3,307)	2,602
Inventory holding (gains) losses*, net of tax	98	1,074	(499)
Replacement cost profit (loss)*	(485)	(2,233)	2,103
Net (favourable) unfavourable impact of non-operating items*
and fair value accounting effects*, net of tax	1,017	2,429	474
Underlying replacement cost profit*	532	196	2,577
Replacement cost profit (loss)
per ordinary share (cents)	(2.63)	(12.16)	11.54
per ADS (dollars)	(0.16)	(0.73)	0.69
Underlying replacement cost profit
per ordinary share (cents)	2.88	1.06	14.14
per ADS (dollars)	0.17	0.06	0.85

•
BP’s first-quarter replacement cost (RC) loss was $485 million, compared with a profit of $2,103 million a year ago. After adjusting for a net charge for non-operating items of $778 million and net unfavourable fair value accounting effects of $239 million (both on a post-tax basis), underlying RC profit for the first quarter was $532 million, compared with $2,577 million for the same period in 2015. Cumulative restructuring charges from the beginning of the fourth quarter 2014 totalled $1.9 billion by the end of the first quarter 2016.

•
All amounts, including finance costs, relating to the Gulf of Mexico oil spill have been treated as non-operating items, with a net pre-tax charge of $917 million for the first quarter. The charge before interest and tax relating to the Gulf of Mexico oil spill is now reported in Other businesses and corporate, comparative amounts are also shown on this basis. For further information on the Gulf of Mexico oil spill and its consequences see page 9 and Note 2 on page 15. See also Legal proceedings on page 30.

•
On 22 March, a motion to approve the Consent Decree relating to the agreements in principle to settle all outstanding federal and state claims arising from the 2010 Deepwater Horizon oil spill was filed by the US government with the district court. On 4 April, the district court approved the Consent Decree.

•
Net cash provided by operating activities for the first quarter was $1.9 billion, the same as the equivalent period in 2015. Excluding amounts related to the Gulf of Mexico oil spill, net cash provided by operating activities for the first quarter was $3.0 billion, compared with $2.5 billion for the same period in 2015.

•
Net debt* at 31 March 2016 was $30.0 billion, compared with $25.1 billion a year ago. The net debt ratio* at 31 March 2016 was 23.6%, compared with 21.6% at 31 December 2015 and 18.4% a year ago. Net debt and the net debt ratio are non-GAAP measures. See page 22 for more information. Following approval of the Consent Decree and finalization of the agreements described above, and to allow more flexibility in the current volatile price environment, we will revert to targeting a net debt ratio of 20-30%.

•
Total capital expenditure on an accruals basis for the first quarter was $4.0 billion, of which organic capital expenditure* was $3.9 billion, compared with $4.5 billion for the same period in 2015, of which organic capital expenditure was $4.4 billion. See page 24 for further information. We expect organic capital expenditure to be around $17 billion for 2016.

•	Disposal proceeds were $1.1 billion for the first quarter, compared with $1.7 billion for the same period in 2015.

•
The effective tax rate (ETR) on RC profit or loss for the first quarter was 37%, compared with -42% for the same period in 2015. Adjusting for non-operating items and fair value accounting effects and a one-off adjustment as a result of the reduction in the rate of the UK North Sea supplementary charge in 2015, the underlying ETR for the first quarter was 18%, compared with 21% for the same period in 2015. The underlying ETR for the first quarter was lower than a year ago mainly due to changes in the mix of profits and foreign exchange effects from a weaker US dollar.

•
BP today announced a quarterly dividend of 10.00 cents per ordinary share ($0.600 per ADS), which is expected to be paid on 17 June 2016. The corresponding amount in sterling will be announced on 7 June 2016. See page 22 for further information.

*	For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 28.
(a)	Profit attributable to BP shareholders.

The commentaries above should be read in conjunction with the cautionary statement on page 31.

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Analysis of RC profit (loss) before interest and tax
and reconciliation to profit (loss) for the period

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
RC profit (loss) before interest and tax*
Upstream	(1,205)	(2,280)	372
Downstream	1,880	838	2,083
Rosneft	66	235	183
Other businesses and corporate(a)	(1,074)	(955)	(631)
Consolidation adjustment - UPII*	40	65	(129)
RC profit (loss) before interest and tax	(293)	(2,097)	1,878
Finance costs and net finance expense relating to pensions
and other post-retirement benefits	(440)	(457)	(358)
Taxation on a RC basis	273	304	632
Non-controlling interests	(25)	17	(49)
RC profit (loss) attributable to BP shareholders	(485)	(2,233)	2,103
Inventory holding gains (losses)	(132)	(1,546)	756
Taxation (charge) credit on inventory holding gains and losses	34	472	(257)
Profit (loss) for the period attributable to BP shareholders	(583)	(3,307)	2,602

(a)	Includes costs related to the Gulf of Mexico oil spill. See page 9 and also Note 2 on page 15 for further information on the accounting for the Gulf of Mexico oil spill.

Analysis of underlying RC profit before interest and tax

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Underlying RC profit before interest and tax*
Upstream	(747)	(728)	604
Downstream	1,813	1,218	2,158
Rosneft	66	235	183
Other businesses and corporate	(178)	(299)	(290)
Consolidation adjustment - UPII	40	65	(129)
Underlying RC profit before interest and tax	994	491	2,526
Finance costs and net finance expense relating to pensions
and other post-retirement benefits	(317)	(342)	(349)
Taxation on an underlying RC basis	(120)	30	449
Non-controlling interests	(25)	17	(49)
Underlying RC profit attributable to BP shareholders	532	196	2,577

Reconciliations of underlying RC profit or loss to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 4-9 for the segments.

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Upstream

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Profit (loss) before interest and tax	(1,236)	(2,298)	390
Inventory holding (gains) losses*	31	18	(18)
RC profit (loss) before interest and tax	(1,205)	(2,280)	372
Net (favourable) unfavourable impact of non-operating items*
and fair value accounting effects*	458	1,552	232
Underlying RC profit before interest and tax*(a)	(747)	(728)	604

(a)	See page 5 for a reconciliation to segment RC profit before interest and tax by region.

Financial results

The replacement cost loss before interest and tax for the first quarter was $1,205 million, compared with a profit of $372 million for the same period in 2015. The first quarter included a net non-operating charge of $355 million, compared with a net non-operating charge of $242 million for the same period a year ago. The net non-operating charge for the quarter relates mainly to restructuring charges. Fair value accounting effects in the first quarter had an unfavourable impact of $103 million, compared with a favourable impact of $10 million in the same period of 2015.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost loss before interest and tax for the first quarter was $747 million, compared with a profit of $604 million for the same period in 2015. The result for the first quarter reflected significantly lower liquids and gas realizations partly offset by lower costs including the benefits from simplification and efficiency activities, lower rig cancellation costs, and lower depreciation, depletion and amortization expense.

Production

Production for the quarter was 2,428mboe/d, 5.2% higher than the first quarter of 2015. Underlying production* for the quarter decreased by 1.1%.

Key events

In January, BP was awarded three exploration licences in partnership with Statoil and ExxonMobil in the Flemish Pass Basin offshore of Newfoundland, Canada. Additionally, BP acquired interests from Statoil in two exploration licences in the same basin. Statoil will be the operator. In Norway, BP was also awarded acreage at Skarv with partners Statoil, PGNiG and E.ON via ratification of the 2015 open licence round. BP will be the operator. In aggregate, this provides acreage access of approximately 12,000 square kilometres.

On 14 February BP and Oman Oil signed a heads of agreement with the government of the Sultanate of Oman, committing to amend the Oman block 61 exploration and production-sharing agreement* (PSA), extend the licence area of the block and enable further development of the major Khazzan tight gas field. BP is the operator of block 61 (60%) and Oman Oil holds the other 40%.

On 16 February In Salah Gas, a joint venture between Sonatrach (35%), BP (33%) and Statoil (32%), announced the start-up of its Southern Fields project in Algeria.

On 26 February an exploration discovery was announced on the Nooros East prospect in Egypt, by the operator Eni who has now tied it back for production. Eni holds a 75% stake in the Abu Madi West concession, while BP holds a 25% stake.

On 30 March BP announced a signed framework agreement with Kuwait Petroleum Corporation to enhance recovery of existing oil and gas resources and explore possible joint opportunities for investment and co-operation in future oil, gas, trading and petrochemicals ventures both in Kuwait and globally.

On 31 March BP and China National Petroleum Corporation (CNPC) signed a PSA for shale gas exploration, development and production in the Neijiang-Dazu block in the Sichuan Basin, China. The contract is BP’s first shale gas PSA in China and covers an area of approximately 1,500 square kilometres. CNPC will be the operator for this project.

In the Gulf of Mexico, BP has completed evaluation of the Kepler 3 discovery, drilled in late fourth quarter 2015, and is in the process of tying this well into the Na Kika platform with the aim of starting production later this year. BP is the operator (50%) and Shell holds the other 50%.

In April, the Point Thomson project (BP 32%) in Alaska, US, began production. The project is operated by Exxon.

Outlook

We expect second-quarter 2016 reported production to be lower than the first quarter, reflecting PSA entitlement impacts and seasonal turnaround and maintenance activity.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 31.

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Upstream

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Underlying RC profit (loss) before interest and tax
US	(667)	(852)	(545)
Non-US	(80)	124	1,149
	(747)	(728)	604
Non-operating items
US	(163)	(260)	(68)
Non-US	(192)	(1,379)	(174)
	(355)	(1,639)	(242)
Fair value accounting effects
US	(33)	(34)	(3)
Non-US	(70)	121	13
	(103)	87	10
RC profit (loss) before interest and tax
US	(863)	(1,146)	(616)
Non-US	(342)	(1,134)	988
	(1,205)	(2,280)	372
Exploration expense
US(a)	112	627	78
Non-US	142	296	94
	254	923	172
Of which: Exploration expenditure written off(a)	161	697	92
Production (net of royalties)(b)
Liquids* (mb/d)
US	403	401	392
Europe	128	131	112
Rest of World	878	795	754
	1,409	1,326	1,258
Natural gas (mmcf/d)
US	1,603	1,547	1,517
Europe	289	287	264
Rest of World	4,019	4,214	4,307
	5,910	6,048	6,088
Total hydrocarbons* (mboe/d)
US	679	668	653
Europe	178	180	158
Rest of World	1,571	1,521	1,496
	2,428	2,369	2,307
Average realizations*(c)
Total liquids(d) ($/bbl)	26.97	37.05	46.79
Natural gas ($/mcf)	2.84	3.47	4.44
Total hydrocarbons ($/boe)	22.57	29.54	37.00

(a)	Fourth quarter 2015 includes the write-off of costs relating to the Gila discovery in the deepwater Gulf of Mexico.
(b)	Includes BP’s share of production of equity-accounted entities in the Upstream segment.
(c)	Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.
(d)	Includes condensate, natural gas liquids and bitumen.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Profit (loss) before interest and tax	1,783	(644)	2,783
Inventory holding (gains) losses*	97	1,482	(700)
RC profit before interest and tax	1,880	838	2,083
Net (favourable) unfavourable impact of non-operating items*
and fair value accounting effects*	(67)	380	75
Underlying RC profit before interest and tax*(a)	1,813	1,218	2,158

(a)	See page 7 for a reconciliation to segment RC profit before interest and tax by region and by business.

Financial results

The replacement cost profit before interest and tax for the first quarter was $1,880 million, compared with $2,083 million for the same period in 2015.

The first-quarter result includes a net non-operating gain of $286 million compared with a net non-operating gain of $37 million for the same period in 2015 (see pages 7 and 25 for further information on non-operating items). Fair value accounting effects had unfavourable impacts of $219 million for the first quarter, compared with unfavourable impacts of $112 million in the same period of 2015.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the first quarter was $1,813 million, compared with $2,158 million for the same period in 2015.

Replacement cost profit before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 7.

Fuels business

The fuels business reported an underlying replacement cost profit before interest and tax of $1,316 million for the first quarter compared with $1,796 million for the same period in 2015. The result reflects the impacts of the weakest refining margins since 2010 and a lower contribution from supply and trading compared with a very strong contribution in the same period in 2015. These adverse impacts were partially offset by lower costs from our simplification and efficiency programmes, strong refining operations, and a higher retail result supported by volume growth.

During the quarter we completed the divestment of several non-strategic midstream assets in the US and Europe.

Lubricants business

The lubricants business reported an underlying replacement cost profit before interest and tax of $384 million in the first quarter compared with $345 million for the same period in 2015. The result reflects strong premium brand performance and margin growth despite adverse foreign exchange impacts.

Petrochemicals business

The petrochemicals business reported an underlying replacement cost profit before interest and tax of $113 million in the first quarter compared with $17 million for the same period in 2015. The result for the quarter reflects improved operations, lower costs and a slightly improved margin environment.

In line with our strategy to improve the resilience of the petrochemicals business to a bottom-of-cycle environment, on 31 March 2016 we completed the sale of our Decatur complex in Alabama, US.

Outlook

In the second quarter, we expect a significantly higher level of turnaround activity, particularly in the US, and some seasonal improvement in industry refining margins.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 31.

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Downstream

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Underlying RC profit before interest and tax - by region
US	540	477	661
Non-US	1,273	741	1,497
	1,813	1,218	2,158
Non-operating items
US	113	(196)	(4)
Non-US	173	(352)	41
	286	(548)	37
Fair value accounting effects
US	(87)	124	(127)
Non-US	(132)	44	15
	(219)	168	(112)
RC profit before interest and tax
US	566	405	530
Non-US	1,314	433	1,553
	1,880	838	2,083
Underlying RC profit before interest and tax - by business(a)(b)
Fuels	1,316	888	1,796
Lubricants	384	294	345
Petrochemicals	113	36	17
	1,813	1,218	2,158
Non-operating items and fair value accounting effects(c)
Fuels	55	(220)	(60)
Lubricants	(1)	(17)	(14)
Petrochemicals	13	(143)	(1)
	67	(380)	(75)
RC profit (loss) before interest and tax(a)(b)
Fuels	1,371	668	1,736
Lubricants	383	277	331
Petrochemicals	126	(107)	16
	1,880	838	2,083

BP average refining marker margin (RMM)* ($/bbl)	10.5	13.2	15.2
Refinery throughputs (mb/d)
US	699	700	623
Europe	807	776	805
Rest of World	238	238	324
	1,744	1,714	1,752
Refining availability* (%)	95.0	95.5	94.3
Marketing sales of refined products (mb/d)
US	1,071	1,267	1,098
Europe	1,144	1,188	1,174
Rest of World(d)	488	476	493
	2,703	2,931	2,765
Trading/supply sales of refined products(d)	2,810	2,883	2,658
Total sales volumes of refined products	5,513	5,814	5,423
Petrochemicals production (kte)
US	896	938	905
Europe	992	727	972
Rest of World	1,909	2,002	1,663
	3,797	3,667	3,540

(a)	Segment-level overhead expenses are included in the fuels business result.
(b)	BP’s share of income from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany is reported in the fuels business.
(c)	For Downstream, fair value accounting effects arise solely in the fuels business.
(d)	First quarter 2015 includes a minor reclassification between Marketing sales in Rest of World and Trading/supply sales of refined products.

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Rosneft

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016(a)	2015	2015
Profit before interest and tax(b)	62	189	221
Inventory holding (gains) losses*	4	46	(38)
RC profit before interest and tax	66	235	183
Net charge (credit) for non-operating items*	–	–	–
Underlying RC profit before interest and tax*	66	235	183

Replacement cost profit before interest and tax and underlying replacement cost profit before interest and tax for the first quarter was $66 million, compared with $183 million for the same period in 2015. There were no non-operating items in the first quarter of either year.

Compared with the same period last year, the result for the first quarter was primarily affected by lower oil prices partly offset by favourable foreign exchange and duty lag effects.

On 22 April 2016 Rosneft announced that the board of directors had given their preliminary approval of the company’s 2015 annual report and recommended that the annual general meeting (AGM) adopts a resolution to pay dividends of 11.75 roubles per one ordinary share which constitutes 35% of the company’s IFRS net profit. Previously paid dividends constituted 25% of the IFRS net profit. BP expects to receive a dividend in relation to the 2015 annual results of 22.1 billion roubles, after the deduction of withholding tax, subject to approval at the AGM.

	First	Fourth	First
	quarter	quarter	quarter
	2016(a)	2015	2015
Production (net of royalties) (BP share)
Liquids* (mb/d)	808	811	816
Natural gas (mmcf/d)	1,282	1,261	1,225
Total hydrocarbons* (mboe/d)	1,029	1,028	1,027

(a)
The operational and financial information of the Rosneft segment for the first quarter is based on preliminary operational and financial results of Rosneft for the three months ended 31 March 2016. Actual results may differ from these amounts.

(b)
The Rosneft segment result includes equity-accounted earnings arising from BP’s 19.75% shareholding in Rosneft as adjusted for the accounting required under IFRS relating to BP’s purchase of its interest in Rosneft and the amortization of the deferred gain relating to the disposal of BP’s interest in TNK-BP. These adjustments have increased the reported profit before interest and tax for the first quarter in 2016, as shown in the table above, compared with the equivalent amount in Russian roubles that we expect Rosneft to report in its own financial statements under IFRS. BP’s share of Rosneft’s profit before interest and tax for each year-to-date period is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date. BP's share of Rosneft’s earnings after finance costs, taxation and non-controlling interests, as adjusted, is included in the BP group income statement within profit before interest and taxation.

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Other businesses and corporate

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Profit (loss) before interest and tax
Gulf of Mexico oil spill	(794)	(328)	(323)
Other	(280)	(627)	(308)
Profit (loss) before interest and tax	(1,074)	(955)	(631)
Inventory holding (gains) losses*	–	–	–
RC profit (loss) before interest and tax	(1,074)	(955)	(631)
Net charge (credit) for non-operating items
Gulf of Mexico oil spill	794	328	323
Other	102	328	18
Net charge (credit) for non-operating items*	896	656	341
Underlying RC profit (loss) before interest and tax*	(178)	(299)	(290)
Underlying RC profit (loss) before interest and tax
US	(110)	(107)	(62)
Non-US	(68)	(192)	(228)
	(178)	(299)	(290)
Non-operating items
US	(848)	(624)	(324)
Non-US	(48)	(32)	(17)
	(896)	(656)	(341)
RC profit (loss) before interest and tax
US	(958)	(731)	(386)
Non-US	(116)	(224)	(245)
	(1,074)	(955)	(631)

Other businesses and corporate comprises biofuels and wind businesses, shipping, treasury (which includes interest income on the group's cash and cash equivalents), corporate activities including centralized functions, and the costs of the Gulf of Mexico oil spill.

Financial results

The replacement cost loss before interest and tax for the first quarter was $1,074 million, compared with $631 million for the same period in 2015.

The first-quarter result included a net non-operating charge of $896 million, primarily relating to costs for the Gulf of Mexico oil spill, compared with a net charge of $341 million a year ago. The first-quarter charge reflects additional business economic loss claims under the Plaintiffs’ Steering Committee (PSC) settlement and costs relating to the settlement of certain civil claims outside of the PSC settlement, as well as ongoing functional costs in relation to the oil spill. For further information see Note 2 on page 15.

After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the first quarter was $178 million, compared with $290 million for the same period in 2015. The underlying charge in the first quarter benefited from favourable foreign exchange effects and lower corporate costs.

Gulf of Mexico oil spill

On 4 April 2016 the district court approved the Consent Decree between the United States, the Gulf states and BP which resolves all United States and Gulf states’ natural resource damages claims and Clean Water Act penalty claims, and certain other claims.

For further details see Note 2 on page 15.

Wind

Net wind generation capacity*(a) was 1,578MW at 31 March 2016 compared with 1,588MW at 31 March 2015. BP’s net share of wind generation for the first quarter was 1,347GWh compared with 1,128GWh for the same period in 2015.

(a)	Capacity figures include 23MW in the Netherlands managed by our Downstream segment at 31 March 2016, down from 32MW at 31 March 2015.

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Financial statements

Group income statement

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015

Sales and other operating revenues (Note 5)	38,512	49,172	55,519
Earnings from joint ventures – after interest and tax	29	(615)	104
Earnings from associates – after interest and tax	142	303	362
Interest and other income	145	145	120
Gains on sale of businesses and fixed assets	338	228	138
Total revenues and other income	39,166	49,233	56,243
Purchases	26,603	36,893	39,259
Production and manufacturing expenses(a)	6,519	6,448	7,000
Production and similar taxes (Note 6)	14	263	362
Depreciation, depletion and amortization	3,730	3,881	3,836
Impairment and losses on sale of businesses and fixed assets	13	1,386	197
Exploration expense	254	923	172
Distribution and administration expenses	2,458	3,082	2,783
Profit (loss) before interest and taxation	(425)	(3,643)	2,634
Finance costs(a)	394	379	281
Net finance expense relating to pensions and other
post-retirement benefits	46	78	77
Profit (loss) before taxation	(865)	(4,100)	2,276
Taxation(a)	(307)	(776)	(375)
Profit (loss) for the period	(558)	(3,324)	2,651
Attributable to
BP shareholders	(583)	(3,307)	2,602
Non-controlling interests	25	(17)	49
	(558)	(3,324)	2,651

Earnings per share (Note 7)
Profit (loss) for the period attributable to BP shareholders
Per ordinary share (cents)
Basic	(3.16)	(18.01)	14.28
Diluted	(3.16)	(18.01)	14.21
Per ADS (dollars)
Basic	(0.19)	(1.08)	0.86
Diluted	(0.19)	(1.08)	0.85

(a)	See Note 2 for information on the impact of the Gulf of Mexico oil spill on these income statement line items.

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Financial statements (continued)

Group statement of comprehensive income

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015

Profit (loss) for the period	(558)	(3,324)	2,651
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences	874	(958)	(1,612)
Exchange gains (losses) on translation of foreign operations
reclassified to gain or loss on sale of businesses and fixed assets	6	–	–
Cash flow hedges marked to market	(62)	(24)	(212)
Cash flow hedges reclassified to the income statement	23	29	74
Cash flow hedges reclassified to the balance sheet	13	6	5
Share of items relating to equity-accounted entities, net of tax	290	(233)	(80)
Income tax relating to items that may be reclassified	(86)	(43)	124
	1,058	(1,223)	(1,701)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement
benefit liability or asset	(1,222)	2,570	(568)
Income tax relating to items that will not be reclassified	402	(881)	158
	(820)	1,689	(410)
Other comprehensive income	238	466	(2,111)
Total comprehensive income	(320)	(2,858)	540
Attributable to
BP shareholders	(351)	(2,836)	513
Non-controlling interests	31	(22)	27
	(320)	(2,858)	540

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Financial statements (continued)

Group statement of changes in equity

	BP
	shareholders’	Non-controlling	Total
$ million	equity	interests	equity

At 1 January 2016	97,216	1,171	98,387

Total comprehensive income	(351)	31	(320)
Dividends	(1,099)	(9)	(1,108)
Share-based payments, net of tax	265	–	265
Transactions involving non-controlling interests	(1)	66	65
At 31 March 2016	96,030	1,259	97,289

	BP
	shareholders’	Non-controlling	Total
$ million	equity	interests	equity

At 1 January 2015	111,441	1,201	112,642

Total comprehensive income	513	27	540
Dividends	(1,709)	(12)	(1,721)
Share-based payments, net of tax	51	–	51
Transactions involving non-controlling interests	–	(3)	(3)
At 31 March 2015	110,296	1,213	111,509

Top of page 13

Financial statements (continued)

Group balance sheet

	31 March	31 December
$ million	2016	2015
Non-current assets
Property, plant and equipment	129,253	129,758
Goodwill	11,575	11,627
Intangible assets	18,848	18,660
Investments in joint ventures	8,289	8,412
Investments in associates	10,450	9,422
Other investments	1,014	1,002
Fixed assets	179,429	178,881
Loans	505	529
Trade and other receivables	2,241	2,216
Derivative financial instruments	5,195	4,409
Prepayments	1,037	1,003
Deferred tax assets	1,820	1,545
Defined benefit pension plan surpluses	1,850	2,647
	192,077	191,230
Current assets
Loans	259	272
Inventories	14,277	14,142
Trade and other receivables	22,251	22,323
Derivative financial instruments	3,962	4,242
Prepayments	1,719	1,838
Current tax receivable	465	599
Other investments	148	219
Cash and cash equivalents	23,049	26,389
	66,130	70,024
Assets classified as held for sale (Note 3)	641	578
	66,771	70,602
Total assets	258,848	261,832
Current liabilities
Trade and other payables	33,530	31,949
Derivative financial instruments	2,891	3,239
Accruals	5,128	6,261
Finance debt	4,440	6,944
Current tax payable	1,200	1,080
Provisions	4,271	5,154
	51,460	54,627
Liabilities directly associated with assets classified
as held for sale (Note 3)	153	97
	51,613	54,724
Non-current liabilities
Other payables	14,772	2,910
Derivative financial instruments	3,506	4,283
Accruals	683	890
Finance debt	49,572	46,224
Deferred tax liabilities	8,685	9,599
Provisions	23,085	35,960
Defined benefit pension plan and other post-retirement
benefit plan deficits	9,643	8,855
	109,946	108,721
Total liabilities	161,559	163,445
Net assets	97,289	98,387
Equity
BP shareholders’ equity	96,030	97,216
Non-controlling interests	1,259	1,171
Total equity	97,289	98,387

Top of page 14

Financial statements (continued)

Condensed group cash flow statement

		First	Fourth	First
		quarter	quarter	quarter
	$ million	2016	2015	2015
	Operating activities
	Profit (loss) before taxation	(865)	(4,100)	2,276
	Adjustments to reconcile profit (loss) before taxation to net cash
	provided by operating activities
	Depreciation, depletion and amortization and exploration
	expenditure written off	3,891	4,578	3,928
	Impairment and (gain) loss on sale of businesses and fixed assets	(325)	1,158	59
	Earnings from equity-accounted entities, less dividends received	(24)	1,028	(276)
	Net charge for interest and other finance expense, less net interest paid	168	164	129
	Share-based payments	259	167	(238)
	Net operating charge for pensions and other post-retirement benefits,
	less contributions and benefit payments for unfunded plans	32	(464)	(57)
	Net charge for provisions, less payments	735	591	388
	Movements in inventories and other current and non-current
	assets and liabilities	(1,727)	2,978	(3,858)
	Income taxes paid	(272)	(294)	(493)
	Net cash provided by operating activities	1,872	5,806	1,858
	Investing activities
	Capital expenditure	(4,381)	(5,126)	(4,636)
	Acquisitions, net of cash acquired	–	(10)	–
	Investment in joint ventures	(4)	(87)	(69)
	Investment in associates	(93)	(888)	(87)
	Proceeds from disposal of fixed assets	238	17	653
	Proceeds from disposal of businesses, net of cash disposed	911	215	1,087
	Proceeds from loan repayments	46	1	3
	Net cash used in investing activities	(3,283)	(5,878)	(3,049)
	Financing activities
	Proceeds from long-term financing	2,738	185	7,788
	Repayments of long-term financing	(3,559)	(3,559)	(2,307)
	Net increase (decrease) in short-term debt	(112)	(124)	725
	Net increase (decrease) in non-controlling interests	70	(5)	–
Dividends paid	– BP shareholders	(1,099)	(1,541)	(1,709)
	– non-controlling interests	(9)	(20)	(12)
	Net cash provided by (used in) financing activities	(1,971)	(5,064)	4,485
	Currency translation differences relating to cash and cash equivalents	42	(177)	(623)
	Increase (decrease) in cash and cash equivalents	(3,340)	(5,313)	2,671
	Cash and cash equivalents at beginning of period	26,389	31,702	29,763
	Cash and cash equivalents at end of period	23,049	26,389	32,434

Top of page 15

Financial statements (continued)

Notes

1.      Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2015 included in BP Annual Report and Form 20-F 2015.

                BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards
                Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.

                The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2016, which do not differ significantly from those used in BP Annual Report and Form 20-F 2015.

                As indicated in BP Annual Report and Form 20-F 2015, the costs of the Gulf Coast Restoration Organization, which were previously presented as a reconciling item between the sum of the results of the reportable segments and the group results, are now reported as part of Other businesses and corporate. Amounts reported for comparative periods are presented on the same basis.

2.      Gulf of Mexico oil spill

(a) Overview

As a consequence of the Gulf of Mexico oil spill, BP continues to incur various costs and has also recognized liabilities for future costs. The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2015 – Financial statements – Note 2 and Legal proceedings on page 237 and on page 30 of this report.

The group income statement includes a pre-tax charge of $917 million for the first quarter in relation to the Gulf of Mexico oil spill. The cumulative pre-tax income statement charge since the incident, in April 2010, amounts to $56,368 million.

The cumulative income statement charge does not include amounts for obligations that BP considers are not possible, at this time, to measure reliably. For further information, see Provisions and contingent liabilities below.

The Consent Decree between the United States, the Gulf states and BP with respect to the Clean Water Act penalty, natural resource damages and certain other claims and the Settlement Agreement with the five Gulf states that was signed in 2015 with respect to state claims for economic loss, property damage and other claims were conditional upon each other and both became effective upon approval by the court of the Consent Decree on 4 April 2016. BP also accepted releases received from the vast majority of local government entities of their economic loss, property damage and other claims, and payments required under those releases were made in 2015.

The agreements described above (the Agreements) significantly reduce the uncertainties faced by BP following the Gulf of Mexico oil spill. There continues to be uncertainty regarding the outcome or resolution of current or future litigation and the extent and timing of costs relating to the incident not covered by the Agreements. The total amounts that will ultimately be paid by BP in relation to the incident will be dependent on many factors, as discussed under Provisions and contingent liabilities below, including in relation to any new information or future developments. These uncertainties could have a material impact on our consolidated financial position, results and cash flows.

Top of page 16

Financial statements (continued)

Notes

2.      Gulf of Mexico oil spill (continued)

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Income statement
Production and manufacturing expenses	794	328	323
Profit (loss) before interest and taxation	(794)	(328)	(323)
Finance costs	123	115	9
Profit (loss) before taxation	(917)	(443)	(332)
Taxation	251	(134)	112
Profit (loss) for the period	(666)	(577)	(220)

	31 March	31 December
$ million	2016	2015
Balance sheet
Current assets
Trade and other receivables	508	686
Prepayments	5	–
Current liabilities
Trade and other payables	(2,137)	(693)
Accruals	–	(40)
Provisions	(1,980)	(3,076)
Net current assets (liabilities)	(3,604)	(3,123)
Non-current liabilities
Other payables	(14,096)	(2,057)
Accruals	–	(186)
Provisions	(889)	(13,431)
Deferred tax	5,451	5,200
Net non-current assets (liabilities)	(9,534)	(10,474)
Net assets (liabilities)	(13,138)	(13,597)

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Cash flow statement - Operating activities
Profit (loss) before taxation	(917)	(443)	(332)
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Net charge for interest and other finance expense, less net
interest paid	123	115	9
Net charge for provisions, less payments	757	227	227
Movements in inventories and other current and non-current
assets and liabilities	(1,088)	(36)	(595)
Pre-tax cash flows	(1,125)	(137)	(691)

Net cash from operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to an outflow of $1,125 million in the first quarter. For the same period in 2015, the amount was an outflow of $691 million.

Top of page 17

Financial statements (continued)

Notes

2.      Gulf of Mexico oil spill (continued)

Trust fund

BP established the Deepwater Horizon Oil Spill Trust (the Trust), funded in the amount of $20 billion, to satisfy legitimate individual and business claims, state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. Fines and penalties are not covered by the trust fund.

                The funding of the Trust was completed in 2012. During the first quarter of 2016, the remaining cash in the Trust and associated qualified settlement funds, not allocated for specific purposes, was exhausted and BP commenced paying claims and other costs not covered by the specific-purpose cash balances. For certain costs, these payments are made by BP into a qualified settlement fund, the fund then distributes the amounts to the claimant; $539 million was paid into a qualified settlement fund during the first quarter

At 31 March 2016, $508 million of the provisions and payables are eligible to be paid from the Trust and associated qualified settlement funds. A reimbursement asset is recorded within Trade and other receivables on the balance sheet, all of which is classified as current, as payment of all amounts covered by the remaining Trust reimbursement asset may be requested over the next twelve months. During the first quarter of 2016, $632 million of provisions and $85 million of payables were paid from the Trust.

(b) Provisions and contingent liabilities

BP has recorded certain provisions and disclosed certain contingent liabilities as a consequence of the Gulf of Mexico oil spill. These are described below and in more detail in BP Annual Report and Form 20-F 2015 – Financial statements – Note 2.

Provisions

BP had recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, litigation and claims, and Clean Water Act penalties. Movements in each class of provision during the first quarter are presented in the table below.

			Litigation	Clean
			and	Water Act
$ million		Environmental	claims	penalties	Total
At 1 January 2016		5,919	6,459	4,129	16,507
Net increase (decrease) in provision		–	780	–	780
Unwinding of discount		52	25	38	115
Reclassified to Other payables		(5,970)	(3,741)	(4,167)	(13,878)
Utilization	– paid by BP	(1)	(22)	–	(23)
	– paid by the trust fund	–	(632)	–	(632)
At 31 March 2016		–	2,869	–	2,869
Of which	– current	–	1,980	–	1,980
	– non-current	–	889	–	889

Environmental
The environmental provision at 31 December 2015 included amounts payable for natural resource damage costs under the Consent Decree. These amounts are payable in instalments over 16 years commencing April 2017; the majority of the unpaid balance of this natural resource damages settlement accrues interest at a fixed rate. Amounts payable under the $1-billion early restoration framework agreement with natural resource trustees for the US and five Gulf states, that were not yet allocated to specific projects, were also included in environmental provisions at 31 December 2015. The provisions relating to these natural resource damage costs and the early restoration framework agreement were reclassified to Other payables during the first quarter.

Litigation and claims
The litigation and claims provision includes amounts that can be estimated reliably for the future cost of settling claims by individuals and businesses for damage to real or personal property, lost profits or impairment of earning capacity and loss of subsistence use of natural resources (Individual and Business Claims). Claims administration costs and legal costs have also been provided for. Amounts that cannot be measured reliably and which have therefore not been provided for are described under Contingent liabilities below.

Top of page 18

Financial statements (continued)

Notes

2.      Gulf of Mexico oil spill (continued)

At 31 December 2015, the litigation and claims provision included amounts provided under the Agreements in relation to state claims that had not yet been paid. These amounts were reclassified to Other payables during the first quarter and are payable over 18 years; $0.9 billion is payable in July 2016.

Litigation and claims – PSC settlement
BP has provided for its best estimate of the cost associated with the 2012 PSC settlement agreements with the exception of the cost of business economic loss claims, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility. See BP Annual Report and Form 20-F 2015 – Financial statements – Note 2 for further details on the settlements with the PSC and related matters.

Management believes that no reliable estimate can currently be made of any business economic loss claims not yet processed or processed but not yet paid, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility.

A significant number of business economic loss claims have been received but have not yet been processed and it is not possible to quantify the total value of the claims. There are continuing uncertainties regarding the application of the revised policy for matching of revenue and expenses, introduced in May 2014, including uncertainties relating to the application of specialized frameworks to particular industries and the limited availability of detailed pre-determination claims data. Further detail on these uncertainties is provided in BP Annual Report and Form 20-F 2015 – Financial statements – Note 2.

There is consequently insufficient data available to build up a track record of claims determinations under the policies and protocols that are now being applied following resolution of the matching and causation issues. We are unable to reliably estimate future trends of the number and proportion of claims that will be determined to be eligible, nor can we reliably estimate the value of such claims. A provision for such business economic loss claims will be established when these uncertainties are sufficiently reduced and a reliable estimate can be made of the liability.

The current estimate for the total cost of those elements of the PSC settlement that BP considers can be reliably estimated, including amounts already paid, is $12.9 billion. The Deepwater Horizon Court Supervised Settlement Program (DHCSSP) has issued eligibility notices, many of which are disputed by BP, in respect of business economic loss claims of approximately $340 million which have not been provided for. The total cost of the PSC settlement is likely to be significantly higher than the amount recognized to date of $12.9 billion because the current estimate does not reflect business economic loss claims not yet processed or processed but not yet paid, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility.

There continues to be a high level of uncertainty with regards to the amounts that ultimately will be paid in relation to current claims as described above and the outcomes of any further litigation including by parties excluded from, or parties who opted out of, the PSC settlement. There is also uncertainty as to the cost of administering the claims process under the DHCSSP and in relation to future legal costs. The timing of payment of provisions related to the PSC settlement is dependent upon ongoing claims facility activity and is therefore also uncertain.

Clean Water Act penalties
The provision previously recognized for penalties under Section 311 of the Clean Water Act, as determined in the Agreements, was reclassified to Other payables during the first quarter. This amount is payable in instalments over 15 years, commencing April 2017. The unpaid balance of this penalty accrues interest at a fixed rate.

Provision movements and analysis of income statement charge
A net increase in provisions of $780 million was recognized for the first quarter. The net increase arises primarily due to an increase in the litigation and claims provision for business economic loss claims under the PSC settlement and costs relating to the settlement of certain civil claims outside of the PSC settlement. The remainder of the income statement charge mainly relates to finance costs and ongoing functional costs in relation to the incident.

Further information on provisions is provided in BP Annual Report and Form 20-F 2015 – Financial statements – Note 2.

Top of page 19

Financial statements (continued)

Notes

2.      Gulf of Mexico oil spill (continued)

Contingent liabilities

BP currently considers that it is not possible to measure reliably other obligations arising from the incident, including:

•
The cost of business economic loss claims under the PSC settlement not yet processed or processed but not yet paid (except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility).

•	Any obligation that may arise from securities-related litigation.

•	Any obligation in relation to other potential private or non-US government litigation or claims (except for those items provided for as described above under Provisions).

•
Claims asserted in civil litigation, including any further litigation by parties excluded from, or parties who opted out of, the PSC settlement, including as set out in Legal proceedings on pages 237-241 of BP Annual Report and Form 20-F 2015, except for claims covered by settlement agreements.

It is not practicable to estimate the magnitude or possible timing of payment of these contingent liabilities.

The magnitude and timing of all possible obligations in relation to the Gulf of Mexico oil spill continue to be subject to uncertainty.

See also BP Annual Report and Form 20-F 2015 – Financial statements – Note 2.

3.      Non-current assets held for sale

On 15 January 2016 BP and Rosneft announced that they had signed definitive agreements to dissolve the German refining joint operation Ruhr Oel GmbH (ROG). The restructuring, which is expected to be completed in 2016, will result in Rosneft taking ownership of ROG’s interests in the Bayernoil, MiRO Karlsruhe and PCK Schwedt refineries. In exchange, BP will take sole ownership of the Gelsenkirchen refinery and the solvent production facility DHC Solvent Chemie. Assets and associated liabilities relating to BP’s share of ROG’s interests in the Bayernoil, MiRO Karlsruhe and PCK Schwedt refineries are classified as held for sale in the group balance sheet.

Top of page 20

Financial statements (continued)

Notes

4.      Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Upstream	(1,205)	(2,280)	372
Downstream	1,880	838	2,083
Rosneft	66	235	183
Other businesses and corporate(a)	(1,074)	(955)	(631)
	(333)	(2,162)	2,007
Consolidation adjustment – UPII*	40	65	(129)
RC profit (loss) before interest and tax	(293)	(2,097)	1,878
Inventory holding gains (losses)*
Upstream	(31)	(18)	18
Downstream	(97)	(1,482)	700
Rosneft (net of tax)	(4)	(46)	38
Profit (loss) before interest and tax	(425)	(3,643)	2,634
Finance costs	394	379	281
Net finance expense relating to pensions and other
post-retirement benefits	46	78	77
Profit (loss) before taxation	(865)	(4,100)	2,276

RC profit (loss) before interest and tax*
US	(1,256)	(1,429)	(497)
Non-US	963	(668)	2,375
	(293)	(2,097)	1,878

(a)	Includes costs related to the Gulf of Mexico oil spill. See Note 2 for further information.

5.      Sales and other operating revenues

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
By segment
Upstream	7,431	10,212	11,630
Downstream	34,552	43,463	49,448
Other businesses and corporate	396	556	428
	42,379	54,231	61,506

Less: sales and other operating revenues between segments
Upstream	3,633	4,987	5,563
Downstream	118	(133)	176
Other businesses and corporate	116	205	248
	3,867	5,059	5,987

Third party sales and other operating revenues
Upstream	3,798	5,225	6,067
Downstream	34,434	43,596	49,272
Other businesses and corporate	280	351	180
Total sales and other operating revenues	38,512	49,172	55,519

By geographical area
US	13,576	16,936	18,841
Non-US	27,146	34,773	40,011
	40,722	51,709	58,852
Less: sales and other operating revenues between areas	2,210	2,537	3,333
	38,512	49,172	55,519

Top of page 21

Financial statements (continued)

Notes

6. Production and similar taxes

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
US	18	118	34
Non-US	(4)	145	328
	14	263	362

7. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Results for the period
Profit (loss) for the period attributable to BP shareholders	(583)	(3,307)	2,602
Less: preference dividend	–	1	–
Profit (loss) attributable to BP ordinary shareholders	(583)	(3,308)	2,602

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	18,468,632	18,369,064	18,220,486
ADS equivalent	3,078,105	3,061,510	3,036,747

Weighted average number of shares outstanding used
to calculate diluted earnings per share	18,468,632	18,369,064	18,309,730
ADS equivalent	3,078,105	3,061,510	3,051,621

Shares in issue at period-end	18,635,861	18,412,392	18,249,422
ADS equivalent	3,105,976	3,068,732	3,041,570

(a)	Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)
If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

Top of page 22

Financial statements (continued)

Notes

8. Dividends

Dividends payable

BP today announced an interim dividend of 10.00 cents per ordinary share which is expected to be paid on 17 June 2016 to shareholders and American Depositary Share (ADS) holders on the register on 6 May 2016. The corresponding amount in sterling is due to be announced on 7 June 2016, calculated based on the average of the market exchange rates for the four dealing days commencing on 1 June 2016. Holders of ADSs are expected to receive $0.600 per ADS (less applicable fees). A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the first-quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

	First	Fourth	First
	quarter	quarter	quarter
	2016	2015	2015
Dividends paid per ordinary share
cents	10.000	10.000	10.000
pence	7.012	6.634	6.670
Dividends paid per ADS (cents)	60.00	60.00	60.00
Scrip dividends
Number of shares issued (millions)	154.4	49.7	15.7
Value of shares issued ($ million)	739	289	109

9. Net debt*

Net debt ratio*

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Gross debt	54,012	53,168	57,731
Fair value (asset) liability of hedges related to finance debt(a)	(967)	379	(174)
	53,045	53,547	57,557
Less: cash and cash equivalents	23,049	26,389	32,434
Net debt	29,996	27,158	25,123
Equity	97,289	98,387	111,509
Net debt ratio	23.6%	21.6%	18.4%

Top of page 23

Financial statements (continued)

Notes

9. Net debt* (continued)

Analysis of changes in net debt

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Opening balance
Finance debt	53,168	57,405	52,854
Fair value (asset) liability of hedges related to finance debt(a)	379	(57)	(445)
Less: cash and cash equivalents	26,389	31,702	29,763
Opening net debt	27,158	25,646	22,646
Closing balance
Finance debt	54,012	53,168	57,731
Fair value (asset) liability of hedges related to finance debt(a)	(967)	379	(174)
Less: cash and cash equivalents	23,049	26,389	32,434
Closing net debt	29,996	27,158	25,123
Decrease (increase) in net debt	(2,838)	(1,512)	(2,477)
Movement in cash and cash equivalents
(excluding exchange adjustments)	(3,382)	(5,136)	3,294
Net cash outflow (inflow) from financing
(excluding share capital and dividends)	933	3,498	(6,206)
Other movements	359	(33)	11
Movement in net debt before exchange effects	(2,090)	(1,671)	(2,901)
Exchange adjustments	(748)	159	424
Decrease (increase) in net debt	(2,838)	(1,512)	(2,477)

(a)
Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $1,225 million (fourth quarter 2015 liability of $1,617 million and first quarter 2015 liability of $1,650 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

10. Inventory valuation

A provision of $677 million was held at 31 March 2016 ($1,295 million at 31 December 2015 and $797 million at 31 March 2015) to write inventories down to their net realizable value. The net movement credited to the income statement during the first quarter 2016 was $616 million (fourth quarter 2015 was a charge of $583 million and first quarter 2015 was a credit of $2,024 million).

11. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 25 April 2016, is unaudited and does not constitute statutory financial statements. BP Annual Report and Form 20-F 2015 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

Top of page 24

Additional information

Capital expenditure and acquisitions, on an accruals basis

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
By segment
Upstream
US	1,060	1,313	1,135
Non-US	2,583	3,841	2,896
	3,643	5,154	4,031
Downstream
US	161	224	145
Non-US	155	633	199
	316	857	344
Other businesses and corporate
US	1	37	16
Non-US	35	90	74
	36	127	90
	3,995	6,138	4,465
By geographical area
US	1,222	1,574	1,296
Non-US	2,773	4,564	3,169
	3,995	6,138	4,465
Included above:
Acquisitions and asset exchanges	51	22	28
Other inorganic capital expenditure	–	584	–

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Additional information (continued)

Non-operating items*
	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Upstream
Impairment and gain (loss) on sale of businesses and fixed assets(a)	4	(853)	(113)
Environmental and other provisions	–	–	11
Restructuring, integration and rationalization costs	(263)	(70)	(181)
Fair value gain (loss) on embedded derivatives	13	18	41
Other(b)	(109)	(734)	–
	(355)	(1,639)	(242)
Downstream
Impairment and gain (loss) on sale of businesses and fixed assets	321	(185)	66
Environmental and other provisions	–	(9)	–
Restructuring, integration and rationalization costs	(35)	(351)	(28)
Fair value gain (loss) on embedded derivatives	–	–	–
Other	–	(3)	(1)
	286	(548)	37
Rosneft
Impairment and gain (loss) on sale of businesses and fixed assets	–	–	–
Environmental and other provisions	–	–	–
Restructuring, integration and rationalization costs	–	–	–
Fair value gain (loss) on embedded derivatives	–	–	–
Other	–	–	–
	–	–	–
Other businesses and corporate
Impairment and gain (loss) on sale of businesses and fixed assets	–	(120)	(12)
Environmental and other provisions	–	(24)	–
Restructuring, integration and rationalization costs	(48)	(29)	(6)
Fair value gain (loss) on embedded derivatives	–	–	–
Gulf of Mexico oil spill(c)	(794)	(328)	(323)
Other(b)	(54)	(155)	–
	(896)	(656)	(341)
Total before interest and taxation	(965)	(2,843)	(546)
Finance costs(c)	(123)	(115)	(9)
Total before taxation	(1,088)	(2,958)	(555)
Taxation credit (charge)	310	341	142
Total after taxation for period	(778)	(2,617)	(413)

(a)	Upstream fourth quarter 2015 includes Angola impairment.
(b)
First quarter 2016 and fourth quarter 2015 in Upstream and fourth quarter 2015 in Other businesses and corporate principally relate to BP’s share of impairment losses recognized by equity-accounted entities.

(c)	See Note 2 for further details regarding costs relating to the Gulf of Mexico oil spill.

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Additional information (continued)

Non-GAAP information on fair value accounting effects
	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Favourable (unfavourable) impact relative to management’s
measure of performance
Upstream	(103)	87	10
Downstream	(219)	168	(112)
	(322)	255	(102)
Taxation credit (charge)	83	(67)	41
	(239)	188	(61)

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading is recorded at its fair value using period-end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period, the fair values of certain derivative instruments used to risk manage LNG and oil and gas processing contracts are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2016	2015	2015
Upstream
Replacement cost profit (loss) before interest and tax
adjusted for fair value accounting effects	(1,102)	(2,367)	362
Impact of fair value accounting effects	(103)	87	10
Replacement cost profit (loss) before interest and tax	(1,205)	(2,280)	372
Downstream
Replacement cost profit before interest and tax adjusted for
fair value accounting effects	2,099	670	2,195
Impact of fair value accounting effects	(219)	168	(112)
Replacement cost profit before interest and tax	1,880	838	2,083
Total group
Profit (loss) before interest and tax adjusted for
fair value accounting effects	(103)	(3,898)	2,736
Impact of fair value accounting effects	(322)	255	(102)
Profit (loss) before interest and tax	(425)	(3,643)	2,634

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Additional information (continued)

Realizations* and marker prices
	First	Fourth	First
	quarter	quarter	quarter
	2016	2015	2015
Average realizations(a)
Liquids* ($/bbl)
US	28.75	37.42	46.24
Europe	31.73	40.49	52.28
Rest of World	25.16	36.10	46.13
BP Average	26.97	37.05	46.79
Natural gas ($/mcf)
US	1.57	1.71	2.39
Europe	4.30	6.08	7.32
Rest of World	3.31	4.00	5.05
BP Average	2.84	3.47	4.44
Total hydrocarbons* ($/boe)
US	20.73	26.70	33.20
Europe	29.81	39.03	49.35
Rest of World	22.53	29.70	37.41
BP Average	22.57	29.54	37.00
Average oil marker prices ($/bbl)
Brent	33.94	43.76	53.94
West Texas Intermediate	33.45	42.07	48.49
Western Canadian Select	22.11	29.11	36.69
Alaska North Slope	33.98	43.62	51.95
Mars	30.14	38.79	49.15
Urals (NWE – cif)	31.66	41.42	52.59
Average natural gas marker prices
Henry Hub gas price ($/mmBtu)(b)	2.09	2.27	2.99
UK Gas – National Balancing Point (p/therm)	30.42	36.64	47.90

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)	Henry Hub First of Month Index.

Exchange rates
	First	Fourth	First
	quarter	quarter	quarter
	2016	2015	2015
$/£ average rate for the period	1.43	1.52	1.51
$/£ period-end rate	1.44	1.48	1.48

$/€ average rate for the period	1.10	1.09	1.12
$/€ period-end rate	1.14	1.09	1.08

Rouble/$ average rate for the period	74.97	65.88	63.03
Rouble/$ period-end rate	67.31	73.17	57.79

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Glossary

Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.

Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss) relating to certain physical inventories, pipelines and storage capacity. Management uses a fair-value basis to value these items which, under IFRS, are accounted for on an accruals basis with the exception of trading inventories, which are valued using spot prices. The adjustments have the effect of aligning the valuation basis of the physical positions with that of any associated derivative instruments, which are required to be fair valued under IFRS, in order to provide a more representative view of the ultimate economic value. Further information and a reconciliation to GAAP information is provided on page 26.

Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inventory holding gains and losses represent the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions. See Replacement cost (RC) profit or loss definition below.

Liquids – Liquids for Upstream and Rosneft comprises crude oil, condensate and natural gas liquids. For Upstream, liquids also includes bitumen.

Net debt and net debt ratio are non-GAAP measures. Net debt is calculated as gross finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. The net debt ratio is defined as the ratio of net debt to the total of net debt plus shareholders’ equity. All components of equity are included in the denominator of the calculation. BP believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’.

Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Non-operating items are charges and credits included in the financial statements that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group’s reported financial performance. Non-operating items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. An analysis of non-operating items by region is shown on pages 5, 7 and 9, and by segment and type is shown on page 25.

Organic capital expenditure excludes acquisitions, asset exchanges, and other inorganic capital expenditure. An analysis of capital expenditure by segment and region is shown on page 24.

Production-sharing agreement (PSA) is an arrangement through which an oil company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the BP share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.

Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

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Glossary (continued)

The Refining marker margin (RMM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss is the measure of profit or loss that is required to be disclosed for each operating segment under International Financial Reporting Standards (IFRS). RC profit or loss for the group is not a recognized GAAP measure. Management believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this measure.

Underlying production is production after adjusting for divestments and entitlement impacts in our production-sharing agreements.

Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and fair value accounting effects are not recognized GAAP measures. See pages 25 and 26 for additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact.

BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects. The nearest equivalent measure on an IFRS basis for the group is profit or loss for the year attributable to BP shareholders. The nearest equivalent measure on an IFRS basis for segments is RC profit or loss before interest and taxation.

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Legal proceedings

The following discussion sets out the material developments in the group’s material legal proceedings during the recent period. For a full discussion of the group’s material legal proceedings, see pages 237-242 of BP Annual Report and Form 20-F 2015.

Matters relating to the Deepwater Horizon accident and oil spill (the Incident)

Consent Decree and Settlement Agreement On 2 July 2015, BP reached agreements in principle with the United States federal government and five Gulf states to settle all federal and state claims arising from the Incident. On 5 October 2015, the United States lodged a proposed Consent Decree with the federal district court in New Orleans to resolve all United States and Gulf states natural resource damage claims and all Clean Water Act penalty claims. At the same time, BP entered into a Settlement Agreement with the Gulf states for economic, property and other losses. On 22 March 2016, the United States filed a motion with the court to enter the Consent Decree as a final settlement. On 4 April 2016, the court entered the Consent Decree and also entered a final judgment on the terms set forth in the Consent Decree, at which time the Consent Decree and Settlement Agreement became effective.

Oil Pollution Act (OPA) Test Case Proceedings Six OPA test cases were before the federal district court in New Orleans to address certain OPA liability questions focusing on, among other issues, whether the plaintiffs’ alleged losses tied to the 2010 federal government moratoria on deepwater drilling and federal permit delays are compensable. In December 2015, BP filed a motion to dismiss the plaintiffs’ claims arising from the moratoria or permit process, and the plaintiffs filed a motion asking the court to prevent BP from arguing that government action and/or inaction following the oil spill is a “superseding” cause with respect to some or all of the damages that plaintiffs claim. On 10 March 2016, the court granted BP’s motion and denied the plaintiffs’ motion, ruling that BP is not, as a “Responsible Party” under OPA, liable for economic losses that resulted from the 2010 deepwater drilling moratoria. The court’s order dismissed the plaintiffs’ claims with prejudice. On 19 March 2016, the plaintiffs appealed the court’s ruling to the Fifth Circuit.

Other Civil Complaints On 29 March 2016, the federal district court in New Orleans issued an order dismissing in its entirety the master complaint raising claims for economic loss and property damage by private plaintiffs relating to the Incident. The court ordered that all private plaintiffs who have filed a timely claim for economic loss or property damage against BP with the court and have not released those claims to date must file and serve on BP by 2 May 2016 a sworn statement disclosing information regarding their claims. In addition, the court required plaintiffs who had not filed an individual complaint (defined as a complaint not joined in by other plaintiffs) against BP to file a new individual complaint by 2 May 2016. Per the court’s order, plaintiffs who fail to comply with the sworn statement requirement or the new individual complaint requirement by 2 May 2016 will have their claims deemed dismissed with prejudice without further notice. The deadline has been extended by 14 days for some of the plaintiffs following various extension requests. The court denied all requests seeking extensions of more than 14 days and indicated no further extensions will be granted. The court issued a supplemental order confirming that all new complaints filed will be stayed until further direction by the court.

CSB Investigation On 13 April 2016, the US Chemical Safety and Hazard Investigation Board (CSB) publicly released drafts of the final two volumes of its four-volume report on its investigation into the Incident. The final two volumes primarily concern the role of the regulator in the oversight of the offshore industry and organizational and cultural factors. They include proposed recommendations to the US Department of Interior’s Bureau of Safety and Environmental Enforcement, the American Petroleum Institute, the Ocean Energy Safety Institute and the Sustainability Accounting Standards Board.

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Cautionary statement

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’), BP is providing the following cautionary statement: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements – that is, statements related to future, not past events – with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, net debt ratio targets, expected organic capital expenditure, the expected quarterly dividend payment and timing of such payment; plans and expectations regarding Upstream activities in Canada, Norway, Oman, Kuwait, China and the Gulf of Mexico; expectations regarding the planned restructuring of the German refining joint operation with Rosneft; expectations regarding Upstream second-quarter 2016 reported production and Downstream second-quarter 2016 turnaround activity and industry refining margins; statements regarding Rosneft’s intention to increase its dividend and the estimate of the amount of dividend payable to BP; expectations with respect to the total amounts that will ultimately be paid by BP in relation to the Gulf of Mexico incident and the timing thereof; and certain statements regarding the legal and trial proceedings, court decisions, claims, penalties, potential investigations and civil actions by regulators, government entities and/or other entities or parties and the risks associated with such proceedings; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; the timing and amount of future payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft’s management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report and under “Risk factors” in BP Annual Report and Form 20-F 2015 as filed with the US Securities and Exchange Commission.

Contacts

	London	Houston

Press Office	David Nicholas	Brett Clanton
	+44 (0)20 7496 4708	+1 281 366 8346

Investor Relations	Jessica Mitchell	Craig Marshall
bp.com/investors	+44 (0)20 7496 4962	+1 281 366 3123

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 April 2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Secretary